SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4 to
Schedule 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
MAXXAM Inc.

(Name of the Issuer)
MAXXAM Inc.
Charles E. Hurwitz
Gilda Investments, LLC
Giddeon Holdings, Inc.
Hurwitz Investment Partnership L.P.
Hurwitz Family Foundation
Shawn M. Hurwitz

(Name of Person(s) Filing Statement)
Common Stock, $0.50 Par Value; Preferred Stock, $0.50 Par Value

(Title of Class of Securities)
Common Stock — 577913-10-6; Preferred Stock — 577913-20-5

(CUSIP Number of Class of Securities)
Bernard L. Birkel
Corporate Secretary
1330 Post Oak Boulevard, Suite 2000
Houston, Texas 77056-3058
(713) 975-7600

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)
With Copies To:
Geoffrey K. Walker
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002-3090
(713) 220-4757

This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$1,806,000	$100.77

*	Pursuant to Rule 0-11(b)(1) and Fee Rate Advisory #5 dated March 11, 2009, the transaction valuation equals the value of the securities proposed to be acquired and the filing fee equals $55.80 per million of the transaction value, in each case based on the cash out prices proposed to be paid for the estimated numbers of shares of Common Stock and Class A Preferred Stock proposed to be acquired in the Rule 13e-3 Transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: 100.77

Form or Registration No.: Schedule 13E-3

Filing Party: MAXXAM Inc., Charles E. Hurwitz, Gilda Investments, LLC, Giddeon Holdings, Inc., Hurwitz Investment Partnership L.P., Hurwitz Family Foundation, and Shawn M. Hurwitz

Date Filed: August 26, 2009

Item 1. SUMMARY TERM SHEET
Item 1001
Item 2. SUBJECT COMPANY INFORMATION
Item 1002
Item 3. IDENTITY AND BACKGROUND OF FILING PERSONS
Item 1003
Item 4. TERMS OF THE TRANSACTION
Item 1004
Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Item 1005
Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Item 1006
Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
Item 1013
Item 8. FAIRNESS OF THE TRANSACTION
Item 1014
Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
Item 1015
Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
Item 1007
Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Item 1008
Item 12. THE SOLICITATION OR RECOMMENDATION
Item 1012
Item 13. FINANCIAL STATEMENTS
Item 1010
Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Item 1009
Item 15. ADDITIONAL INFORMATION
Item 1011
Item 16. EXHIBITS
Item 1016
SIGNATURE
EXHIBIT INDEX

INTRODUCTION
This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by MAXXAM Inc. (“MAXXAM” or the “Company”), a Delaware corporation, Charles E. Hurwitz, Gilda Investments, LLC, a Delaware limited liability company, Giddeon Holdings, Inc., a Delaware corporation, the Hurwitz Investment Partnership L.P., a Texas limited partnership, the Hurwitz Family Foundation, a Texas nonprofit corporation, and Shawn M. Hurwitz (collectively, the “Filing Persons”).
The Company proposes to hold a special meeting of its stockholders (the “Meeting”) to consider an amendment to the Company’s Restated Certificate of Incorporation to effect a 1-for-250 reverse stock split of MAXXAM’s common and preferred shares (the “Reverse Stock Split”). As a result of the Reverse Stock Split, (a) each stockholder owning fewer than 250 shares of MAXXAM common stock immediately prior to the Reverse Stock Split will receive $10.77 in cash, without interest, for each MAXXAM common share owned by such stockholder immediately prior to the Reverse Stock Split and will no longer own any of the Company’s common shares; (b) each stockholder owning fewer than 250 shares of MAXXAM preferred stock immediately prior to the Reverse Stock Split will receive $11.52 in cash, without interest, for each MAXXAM preferred share owned by such stockholder immediately prior to the Reverse Stock Split and will no longer own any of the Company’s preferred shares; and (c) each stockholder owning 250 or more common or preferred shares immediately prior to the Reverse Stock Split will receive one share for each 250 shares held before the Reverse Stock Split and, in lieu of any fractional shares following the Reverse Stock Split, will receive $10.77 in cash, without interest, for any common shares held immediately prior to the Reverse Stock Split that result in the fraction and $11.52 in cash, without interest, for any preferred shares held immediately prior to the Reverse Stock Split that result in the fraction. Based upon the Company’s analysis, it expects to pay an aggregate of approximately $1,750,000 to its stockholders in connection with the Reverse Stock Split.
The primary effect of the Reverse Stock Split will be to reduce the Company’s total number of record holders of common stock below 300 by fully cashing out shareholders with less than 250 shares. This will allow the Company to suspend its SEC reporting obligations and to terminate the registration of its common stock under Section 15(d) of the Exchange Act.
This Schedule 13E-3 is being filed by the Filing Persons with the SEC pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder in connection with the filing by the Company of a definitive proxy statement (“Proxy Statement”) filed under Regulation 14A of the Exchange Act. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Items in this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto, including the accompanying proxy cards. All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.
All references in this Schedule 13E-3 to Items numbered 1001 through 1016 contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.
Item 1. SUMMARY TERM SHEET
Item 1001
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SUMMARY TERM SHEET.”
Item 2. SUBJECT COMPANY INFORMATION
Item 1002
(a)	Name and Address.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL-Background of MAXXAM.”

(b)	Securities.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL-Description of Capital Stock.”

(c)	Trading Market and Price.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES-Market Price of Common Stock.”

(d)	Dividends.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES-Dividends.”

(e)	Prior Public Offerings.

Not applicable.

(f)	Prior Stock Purchases.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES-Common Stock Repurchases.”
Item 3. IDENTITY AND BACKGROUND OF FILING PERSONS
Item 1003
(a)	Name and Address.

The information set forth in the Proxy Statements under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL-Background of MAXXAM and -Description and Interest of Certain Persons in Matters to be Acted Upon.”

(b)	Business and Background of Entities.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL-Description and Interest of Certain Persons in Matters to be Acted Upon.”

(c)	Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL-Description and Interest of Certain Persons in Matters to be Acted Upon.”
Item 4. TERMS OF THE TRANSACTION
Item 1004
(a)(2)	Material Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS-Purpose of the Reverse Stock Split, -Effects of the Reverse Stock Split, -Fairness of the Reverse Stock Split, -Material United States Federal Income Tax Consequences to Stockholders, and -Financing, Source of Funds and Expenses,” “REVERSE

STOCK SPLIT PROPOSAL-Accounting Treatment,” and “MEETING AND VOTING INFORMATION-Quorum and Required Vote.”

(c)	Different Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS-Effects of the Reverse Stock Split and -Fairness of the Reverse Stock Split,” and “REVERSE STOCK SPLIT PROPOSAL-Summary and Structure.”

(d)	Appraisal Rights.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL-Unavailability of Appraisal or Dissenters’ Rights.”

(e)	Provisions for Unaffiliated Security Holders.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS-Effects of the Reverse Stock Split and -Fairness of the Reverse Stock Split” and “AVAILABLE INFORMATION.”

(f)	Eligibility for Listing or Trading.

Not applicable.
Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Item 1005
(a)	Transactions.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS-Related Party Transactions.”

(b)	Significant Corporate Events.

Not applicable.

(c)	Negotiations or Contacts.

Not applicable.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL-Description of Capital Stock” and “PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS-Director and Officer Compensation and -Related Party Transactions.”
Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Item 1006
(b)	Use of Securities Acquired.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MEETING AND REVERSE STOCK SPLIT” and “REVERSE STOCK SPLIT PROPOSAL-Accounting Treatment.”

(c)	Plans.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS-Purpose of the Reverse Stock Split, -Description of the Reverse Stock Split, and -Effects of the Reverse Stock Split,” “VOTING SECURITIES-Market Price of Common Stock and -Dividends” and “PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS-Company Plans.”
Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
Item 1013
(a)	Purposes.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS-Purpose of the Reverse Stock Split,” and “REVERSE STOCK SPLIT PROPOSAL-Background of the Reverse Stock Split.”

(b)	Alternatives.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS-Alternatives to the Reverse Stock Split.”

(c)	Reasons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” and “SPECIAL FACTORS-Purpose of the Reverse Stock Split,” and “REVERSE STOCK SPLIT PROPOSAL-Background of the Reverse Stock Split.”

(d)	Effects.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS-Effects of the Reverse Stock Split and -Fairness of the Reverse Stock Split,” and “REVERSE STOCK SPLIT PROPOSAL-Summary and Structure and -Material United States Federal Income Tax Consequences to Stockholders.”
Item 8. FAIRNESS OF THE TRANSACTION
Item 1014
(a)	Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS-Fairness of the Reverse Stock Split and -Opinion of WoodRock & Co.” and “REVERSE STOCK SPLIT PROPOSAL-Background of the Reverse Stock Split.”

(b)	Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS-Fairness of the Reverse Stock Split and -Opinion of Woodrock & Co.”

(c)	Approval of Security Holders.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS-Fairness of the Reverse Stock Split,” and “MEETING AND VOTING INFORMATION-Quorum and Required Vote.”

(d)	Unaffiliated Representative.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS-Fairness of the Reverse Stock Split.”

(e)	Approval of Directors.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS-Fairness of the Reverse Stock Split and -Conclusion” and “REVERSE STOCK SPLIT PROPOSAL-Background of the Reverse Stock Split and -Recommendation of the Board of Directors.”

(f)	Other Offers.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS-Fairness of the Reverse Stock Split.”
Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
Item 1015
(a)	Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS-Fairness of the Reverse Stock Split, and -Opinion of WoodRock & Co.,” “REVERSE STOCK SPLIT PROPOSAL-Background of the Reverse Stock Split,” and Exhibit A to the Proxy Statement entitled “FAIRNESS OPINION.”

(b)	Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS-Fairness of the Reverse Stock Split and -Opinion of WoodRock & Co.,” and “REVERSE STOCK SPLIT PROPOSAL-Background of the Reverse Stock Split.”

(c)	Availability of Documents.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS-Opinion of WoodRock & Co.”
Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
Item 1007
(a)	Source of Funds.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS-Financing, Source of Funds and Expenses,” and “MEETING AND VOTING INFORMATION-Solicitation and Costs.”

(b)	Conditions.

Not applicable.

(c)	Expenses.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS-Financing, Source of Funds and Expenses” and “MEETING AND VOTING INFORMATION-Solicitation and Costs.”

(d)	Borrowed Funds.

Not applicable.

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Item 1008
(a)	Securities Ownership.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL-Description and Interest of Certain Persons in Matters to be Acted Upon and -Principal Holders and Management Ownership.”

(b)	Securities Transactions.

Not applicable.
Item 12. THE SOLICITATION OR RECOMMENDATION
Item 1012
(d)	Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS-Effects of the Reverse Stock Split, -Fairness of the Reverse Stock Split and -Conclusion” and “REVERSE STOCK SPLIT PROPOSAL-Recommendation of the Board of Directors and -Description and Interest of Certain Persons in Matters to be Acted Upon.”

(e)	Recommendations of Others.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: ‘SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS-Fairness of the Reverse Stock Split and -Conclusion” and “REVERSE STOCK SPLIT PROPOSAL-Background of the Reverse Stock Split and-Recommendation of the Board of Directors.”
Item 13. FINANCIAL STATEMENTS
Item 1010
(a)	Financial Information.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION-Summary Historical Financial Information.”

(b)	Pro forma Information.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “FINANCIAL INFORMATION-Pro Forma Consolidated Financial Statements (Unaudited) and -Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.”
Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Item 1009
(a)	Solicitations or Recommendations.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “MEETING AND VOTING INFORMATION-Solicitation and Costs.”

(b)	Employees and Corporate Assets.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “MEETING AND VOTING INFORMATION-Solicitation and Costs.”
Item 15. ADDITIONAL INFORMATION
Item 1011
(b)	Other Material Information.

The information contained in the Proxy Statement, including all appendices and the proxy cards attached thereto, is incorporated herein by reference.
Item 16. EXHIBITS
Item 1016

(a)(i)	Definitive Proxy Statement (the “Proxy Statement”) on Schedule 14A including all appendices and the proxy cards attached thereto, filed by MAXXAM with the SEC on November 18, 2009 (incorporated herein by reference to the Schedule 14A filed by MAXXAM with the SEC on November 18, 2009).

(a)(ii)	Press Release issued by MAXXAM on August 24, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MAXXAM with the SEC on August 24, 2009).

(a)(iii)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed by MAXXAM with the SEC on March 31, 2009 (incorporated herein by reference to such SEC filing)

(a)(iv)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed by MAXXAM with the SEC on November 16, 2009 (incorporated herein by reference to such SEC filing)

(c)(i)	WoodRock & Co. Presentation to the Board of Directors, furnished to MAXXAM Inc. directors on August 14, 2009 (incorporated herein by reference to Exhibit (c)(i) to Amendment No. 3 to Schedule 13E-3 filed by MAXXAM with the SEC on October 16, 2009).

(c)(ii)	WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 17, 2009 (incorporated herein by reference to Exhibit (c)(ii) to Amendment No. 2 to Schedule 13E-3 filed by MAXXAM with the SEC on September 30, 2009; “Amendment No. 2”).

(c)(iii)	Executive summary page and replacement update pages for WoodRock & Co. Presentation to the Board of Directors, furnished to MAXXAM Inc. directors on August 18, 2009 (incorporated herein by reference to Exhibit (c)(iii) to Amendment No. 2).

(c)(iv)	Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 18, 2009 (incorporated herein by reference to Exhibit (c)(iv) to Amendment No. 2).

(c)(v)	Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 21, 2009, marked to show changes to the draft Fairness Opinion distributed to MAXXAM Inc. directors on August 18, 2009 (incorporated herein by reference to Exhibit (c)(v) to Amendment No. 2).

(c)(vi)	Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 24, 2009, marked to show changes to the draft Fairness Opinion distributed to MAXXAM Inc. directors on August 21, 2009 (incorporated herein by reference to Exhibit (c)(vi) to Amendment No. 2).

(c)(vii)	Unmarked version of the revised draft WoodRock Fairness Opinion, furnished to MAXXAM Inc. directors on August 24, 2009 (incorporated herein by reference to Exhibit (c)(vii) to Amendment No. 2).

(c)(viii)	Executed Fairness Opinion of WoodRock & Co., dated August 24, 2009 (incorporated herein by reference to Exhibit A to the Proxy Statement).

(c)(ix)	Letter Agreement between MAXXAM Inc. and WoodRock & Co. dated September 24, 2009 (incorporated herein by reference to Exhibit (c)(ix) to Amendment No. 2).

(d)(i)	MAXXAM 2002 Omnibus Employee Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.51 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(ii)	MAXXAM 1994 Omnibus Employee Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.53 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(iii)	Restricted Stock Agreement dated December 13, 1999, between the Company and Charles E. Hurwitz, as amended (incorporated herein by reference to Exhibits 10.71 and 10.72 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(iv)	MAXXAM Amended and Restated Non-Employee Director Stock Plan (incorporated herein by reference to Exhibit 99.1 to the Schedule 14A filed by MAXXAM with the SEC on April 20, 2004).

(d)(v)	Rights Agreement, dated as of December 15, 1999, between MAXXAM Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(vi)	Deferred Fee Agreement, dated September 1, 1994, between the Company and Ezra G. Levin, as amended (incorporated herein by reference to Exhibits 10.77, 10.78 and 10.79 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(vii)	Separation, Release and Confidentiality Agreement, dated July 31, 2008, between the Company and J. Kent Friedman (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K/A Amendment No. 1 filed by MAXXAM with the SEC on August 7, 2008). [Note: A portion of this exhibit has been redacted and the redacted portion separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.]

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: November 18, 2009	MAXXAM INC.

/s/ Charles E. Hurwitz
Charles E. Hurwitz
Chief Executive Officer

/s/ Charles E. Hurwitz

Charles E. Hurwitz

GILDA INVESTMENTS, LLC

/s/ Charles E. Hurwitz

Charles E. Hurwitz
President

GIDDEON HOLDINGS, INC.

/s/ Charles E. Hurwitz

Charles E. Hurwitz
President

HURWITZ INVESTMENT PARTNERSHIP L.P.

/s/ Charles E. Hurwitz

Charles E. Hurwitz
Managing General Partner

HURWITZ FAMILY FOUNDATION

/s/ Charles E. Hurwitz

Charles E. Hurwitz
President

/s/ Shawn M. Hurwitz

Shawn M. Hurwitz

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Definitive Proxy Statement (the “Proxy Statement”) on Schedule 14A including all appendices and the proxy cards attached thereto, filed by MAXXAM with the SEC on November 18, 2009 (incorporated herein by reference to the Schedule 14A filed by MAXXAM with the SEC on November 18, 2009).

(a)(ii)	Press Release issued by MAXXAM on August 24, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MAXXAM with the SEC on August 24, 2009).

(a)(iii)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed by MAXXAM with the SEC on March 31, 2009 (incorporated herein by reference to such SEC filing)

(a)(iv)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed by MAXXAM with the SEC on November 16, 2009 (incorporated herein by reference to such SEC filing)

(c)(i)	WoodRock & Co. Presentation to the Board of Directors, furnished to MAXXAM Inc. directors on August 14, 2009 (incorporated herein by reference to Exhibit (c)(i) to Amendment No. 3 to Schedule 13E-3 filed by MAXXAM with the SEC on October 16, 2009).

(c)(ii)	WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 17, 2009 (incorporated herein by reference to Exhibit (c)(ii) to Amendment No. 2 to Schedule 13E-3 filed by MAXXAM with the SEC on September 30, 2009; “Amendment No. 2”).

(c)(iii)	Executive summary page and replacement update pages for WoodRock & Co. Presentation to the Board of Directors, furnished to MAXXAM Inc. directors on August 18, 2009 incorporated herein by reference to Exhibit (c)(iii) to Amendment No. 2).

(c)(iv)	Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 18, 2009 incorporated herein by reference to Exhibit (c)(iv) to Amendment No. 2).

(c)(v)	Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 21, 2009, marked to show changes to the draft Fairness Opinion distributed to MAXXAM Inc. directors on August 18, 2009 incorporated herein by reference to Exhibit (c)(v) to Amendment No. 2).

(c)(vi)	Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 24, 2009, marked to show changes to the draft Fairness Opinion distributed to MAXXAM Inc. directors on August 21, 2009 incorporated herein by reference to Exhibit (c)(vi) to Amendment No. 2).

(c)(vii)	Unmarked version of the revised draft WoodRock Fairness Opinion, furnished to MAXXAM Inc. directors on August 24, 2009 incorporated herein by reference to Exhibit (c)(vii) to Amendment No. 2).

(c)(viii)	Executed Fairness Opinion of WoodRock & Co., dated August 24, 2009 (incorporated herein by reference to Exhibit A to the Proxy Statement).

(c)(ix)	Letter Agreement between MAXXAM Inc. and WoodRock & Co. dated September 24, 2009 incorporated herein by reference to Exhibit (c)(ix) to Amendment No. 2).

(d)(i)	MAXXAM 2002 Omnibus Employee Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.51 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(ii)	MAXXAM 1994 Omnibus Employee Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.53 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(iii)	Restricted Stock Agreement dated December 13, 1999, between the Company and Charles E. Hurwitz, as amended (incorporated herein by reference to Exhibits 10.71 and 10.72 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(iv)	MAXXAM Amended and Restated Non-Employee Director Stock Plan (incorporated herein by reference to Exhibit 99.1 to the Schedule 14A filed by MAXXAM with the SEC on April 20, 2004).

Exhibit Number	Description

(d)(v)	Rights Agreement, dated as of December 15, 1999, between MAXXAM Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(vi)	Deferred Fee Agreement, dated September 1, 1994, between the Company and Ezra G. Levin, as amended (incorporated herein by reference to Exhibits 10.77, 10.78 and 10.79 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(vii)	Separation, Release and Confidentiality Agreement, dated July 31, 2008, between the Company and J. Kent Friedman (incorporated herein by reference to Exhibit 10.1 to the Current Report on 8-K/A Amendment No. 1 filed by MAXXAM with the SEC on August 7, 2008). [Note: A portion of this exhibit has been redacted and the redacted portion separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.]